Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 333-290205

EDITION 4 OCTOBER 2025 Integration Insights Ways of Working Survey As part of integration planning, both organizations will conduct a Ways of Working survey to ensure a thoughtful approach to bringing our companies together post-closing. This is an important step in learning about both cultures—not to change or replace what makes each organization unique, but to build on the strengths, values, and shared principles that define them. By taking time to listen and learn, the goal is to intentionally shape a culture that honors the history of both organizations while creating a unified foundation for the future. The survey will focus on four key dimensions that are essential to a high-performance culture. These dimensions will form the foundation for the survey questions, providing meaningful insight into how teams at the two companies work, make decisions, achieve results, and stay connected across both companies. Prioritization This dimension focuses on how teams set and communicate priorities, use their time effectively, and stay focused on high-impact work that drives results. Decision Making This dimension focuses on how decisions are made and communicated, engaging and empowering the right people at the right time to ensure clarity, efficiency, and transparency after close. Accountability This dimension focuses on setting expectations, measuring results, and reinforcing accountability to strengthen alignment and performance as the companies come together post-close. Connectedness This dimension focuses on belonging and connection—how people support one another, grow together, and feel valued for their contributions. These connections build a culture of trust, inclusion, integrity, and shared success. The survey will launch next week to office-based members and employees globally, followed by an additional phase that will include manufacturing. While not everyone will participate immediately, all voices are important, and insights from across the organization will help shape how we work together in the future. Our cultures and our people are central to the success of this integration. Each member and employee plays an important role in helping us understand what makes our organizations unique and strong. Through a deliberate and phased approach, the organization is committed to listening, learning, and honoring the distinct cultures that have shaped our success. This process will take time and thoughtful collaboration, but it represents an important step toward creating a unified culture post-close grounded in respect, inclusion, and a shared commitment to excellence.

HNI Steelcase EDITION 4 | OCTOBER 2025

Across the Business

HNI Corporation Vision and Core Beliefs

At HNI, our vision and core beliefs are the foundation of how we work, grow, and succeed together. They guide our decisions, our relationships, and the experiences we create for our customers and each other.

These beliefs unite us across brands, roles, and locations, reminding us that while our work may differ, our purpose is shared. We are fueled by a passionate winning spirit. Our success depends on living our core beliefs every day.

Relentless Focus on Customers. In everything we do, the customer comes first. We help our customers succeed because we believe their goals are our goals.

Always a Better Way. Built around Rapid Continuous Improvement (RCI) and the belief we all have something unique and valuable to contribute every day, we view problems as opportunities waiting to be uncovered and actively participate in finding solutions.

Shared Responsibility and Rewards. We hold ourselves accountable for results and win together. As company owners, we are trusted to make decisions that improve our business.

We, the member owners of HNI Corporation, exist to enhance where people work, live, and gather.

We will:
Create long-term value for shareholders and stakeholders
Be a great place to work
Be a responsible global citizen

Positively Impact the Planet. We strive to sustainably use natural resources, minimize our footprint on the environment and conduct business in ways that are good for the planet today and for generations to come.

Fairness and Respect. We operate in a spirit of cooperation. We value treating each other honestly and with fairness and respect. We do what is right for HNI and for one another.

Integrity Without Compromise. How we do business is important to us. We believe in always doing the right thing. We hold ourselves and others to the highest standards in all we say and do.

A Community for Everyone. Everyone is welcome. We value using each other's differences in experiences and ideas to solve problems and better serve our customers. We strive to improve the communities where we work and live.

Why do we call our employees members?

Since HNI's founding we've operated under the premise that all would be treated equally and respectfully as members and owners.

Referring to employees as **members** is a reflection of the company's belief that everyone contributes to the organization's success and shares in its progress.

The term highlights a culture of inclusion, collaboration, and shared purpose, where each individual plays an important role in shaping the future. It is a driving force of empowered accountability paired with respect and integrity.

*see the Q&A for more information on member



Steelcase is guided by the clear purpose of *helping the world work better.*

Steelcase Purpose + Core Values

The company's Core Values are enduring beliefs that guide employees on delivering the purpose of helping the world work better, while also shaping the organization and how the culture comes to life. They show up in day-to-day behavior and lead employees as they make important decisions.

We Act With Integrity
We hold ourselves to the highest standards of honesty, accountability and fairness. We tell the truth and act ethically. This character guides everything we do. It's how we earn the trust of our peers, partners and customers. This is **how we all lead.**

We Treat People With Dignity and Respect
We engage others with empathy – valuing who they are and what they contribute. We are committed to building relationships and communities where everyone feels seen, heard and valued. This is **how we create a culture that makes space for all.**

We Work Better When We Work Together
We adapt and grow most when we think critically and creatively together. We are led by curiosity to listen, learn, research and collaborate, in order to continuously build better solutions. This is **how we innovate.**

We Hold Ourselves and Each Other Accountable
We can only help people do their best work if we are doing ours. We have a responsibility to fulfill our commitments to our customers and partners – and each other. And we are most successful when we are empowered to show up and speak up in our work with others. This is **how we deliver results.**

We Work Toward Better Futures for People and the Planet
We've always worked toward a more sustainable and resilient future for people and the planet. We put ambitious commitments into action that make work, the planet and our business better, driving our success and the wellbeing of the communities where we live and serve. This is **how we impact the world we share.**

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HNI Steelcase EDITION 4 | OCTOBER 2025

Leadership Lens

Get to know the Leadership Team

In this Q&A session with the leadership team, we connected with Greg Meunier and Dan Dicks. They share their backgrounds, information about their focus in the IMO, and perspectives on bringing our companies together.



HNI Workplace Furnishings | Kimball International

Greg Meunier

Executive Vice President, Global Operations

Greg has over 35 years of experience in the furniture industry, all with Kimball International, where he progressed from the manufacturing floor to an executive leadership position.

As the Executive Vice President of Global Operations at HNI Workplace Furnishings and Kimball International, Greg supports the Integration Management Office (IMO) by leading the Logistics workstream and participating as a key member on the Network Optimization workstream.

Greg has held various roles at Kimball International and is passionate about streamlining processes, driving efficiency, and encouraging teams to perform their best.

Q: Can you tell readers a little about your role in the Integration Management Office (IMO)?

A: I'll be one of the leads supporting the Logistics workstream and will also serve as a key member of the Network Optimization workstream. My focus will be on aligning distribution strategy and optimizing how we deliver product across the combined organization post-close.

Q: What excites you most about the acquisition and what it means for both organizations?

A: It's exciting to be part of bringing together two highly respected companies. This combination not only advances our collective capabilities but also creates tremendous opportunities for our people, our customers, and the communities we serve. The alignment of talent, culture, and innovation will elevate what we can accomplish together.

Q: You were previously on the Steering Committee during the HNI and Kimball International acquisition. Can you share an example of a past success story and what made it work well?

A: One success that stands out is the integration of the Regional Distribution Center (RDC) network. Merging our distribution systems allowed us to deliver products more efficiently and effectively, reduce costs, and strengthen our connection to customers. The collaboration across teams and clear focus on shared outcomes made it a model for successful integration.

Q: How do you manage uncertainty or change, and how do you encourage your teams to do the same?

A: I believe in leading with the long-term vision always in mind. Change is constant, and while short-term challenges are inevitable, keeping sight of where we're headed helps maintain perspective and focus. I encourage my teams to approach uncertainty the same way—by staying adaptable, communicating openly, and grounding every decision in our broader mission and goals.

Q: What makes you proud to be part of Kimball International and now more broadly with HNI?

A: I'm extremely proud of the opportunities for growth and leadership I've been afforded during my 35 years with Kimball International. My most recent promotion to lead operations for Kimball International and HNI Workplace Furnishings is a testament to the confidence the organization has in its people and the culture we've built together. What truly stands out about our culture is—the dedication, collaboration, and commitment to putting our members first. That spirit is what defines us and continues to make me proud every day.

Q: If your colleagues had to describe you in three words, what would they be?

A: Passionate, driven, and an admired leader.

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HNI Steelcase EDITION 4 | OCTOBER 2025

Leadership Lens

Get to know the Leadership Team

In this Q&A session with the leadership team, we connected with Greg Meunier and Dan Dicks. They share their backgrounds, information about their focus in the IMO, and perspectives on bringing our companies together.



Steelcase

Dan Dicks

General Manager, Consumer/Retail Marketing

Dan has 32 years of experience including 25 years with Steelcase. Prior to the IMO, he served as General Manager for Consumer and Retail Marketing leading the Steelcase Store for direct-to-consumer business. Dan will support the Integration Management Office (IMO) by consulting with the various workstreams and acting as a liaison for Steelcase.

Dan has held various roles throughout his career in Marketing, Strategy, Supply Management, Finance, and Engineering.

He led the post-merger integration for the HALCON acquisition in 2022-2023 and is looking forward to contributing lessons learned from that experience to a successful integration.

Q: Can you tell readers a little about your role in the Integration Management Office (IMO)?

A: My role within the IMO centers on program management, with a particular focus on ensuring near-term readiness for closing across the functional workstream teams. We are very early on in our integration efforts, so my focus will certainly evolve over time as the workstreams formalize their priorities and post-close action plans. Currently, I am focusing most of my energy on building relationships with the Boston Consulting Group (BCG) and HNI teams and making sure our Steelcase team has everything they need to be successful in this pre-close stage. I think the cool part of this role starts after we close the deal. My goal is to connect with the IMO team, collaborate on new ideas and opportunities to make our combined company even stronger - beyond the limited workstreams and initiatives we are currently focused on.

Q: What excites you most about the acquisition and what it means for both organizations?

A: From a market perspective, I get very excited about the complementary nature of our brands and businesses. It opens up a lot of possibilities for collaboration and value creation in the future for our customers and employees. I am excited to potentially benchmark and collaborate with our HNI counterparts after close.

Q: You were previously involved in Steelcase's acquisition of HALCON — what's one key lesson you've learned that's guiding your approach this time?

A: I was very excited to see the guiding principles to enable this integration and serve as our north stars. Protecting the wellbeing of our people and protecting the revenue streams of our business are two that particularly resonated with me. We also established guiding principles when Steelcase acquired HALCON, and it's amazing how many times that helped us make decisions and resolve issues.

Q: How do you manage uncertainty or change, and how do you encourage your teams to do the same?

A: Ensuring that you stay close to your team members, communicate even more than you normally would and encourage healthy dialogue. Control what you can control!

Q: What makes you proud to be part of Steelcase?

A: I am grateful and proud of the opportunities to work with and learn from amazing people on so many exciting projects and businesses. It's "just furniture" but it is way more than that, it is a special culture that was built from a history of great people.

Q: If your colleagues had to describe you in three words, what would they be?

A: I really don't like talking about myself so I asked a few people and the words that kept coming up were: empathetic (I always put people first), connected (my close work friends refer to me as the "mayor"), and strategic / business oriented.

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HNI Steelcase EDITION 4 | OCTOBER 2025

Your Questions, Answered

What will technology tools and systems look like post-close, including things like email addresses?

In the near term, there will be no significant changes to technology tools and systems following close. Both organizations will continue operating within their current systems to ensure business continuity and seamless experience for employees, members, dealers, and customers. Specifically, email addresses and domains will also remain the same. Over time, as integration planning progresses, teams will look for opportunities to improve efficiency, connectivity, and collaboration across systems. Any changes will take place thoughtfully and with clear communication before any adjustments are made.

Will there be opportunities for career growth across the two companies?

Yes. One exciting aspect of the acquisition is the opportunity it creates for professional growth and collaboration across both organizations. As we bring our companies together, we're focused on leveraging the strengths and talents of our teams to create even more opportunities for development, learning, and connection. We've seen this first-hand through past acquisitions, where members and employees discovered new career paths and development opportunities that might not have existed before. (Read Greg Meunier's Q&A for one recent example.) Bringing our companies together opens the door for even more of those success stories in the future.

Will Steelcase employees be called members when the transaction closes?

There are no immediate plans to change how employees are referred to on Day 1. The IMO includes representatives of both HNI and Steelcase focused specifically on culture integration. This team, working with senior leaders of both organizations, will take a thoughtful and intentional approach to how we talk about and recognize our people. The feedback gathered through the Ways of Working survey will be important in shaping that understanding and helping define what best represents our shared culture moving forward post- close. We will continue to provide updates as this work progresses.

Do we have plans to adjust to a single fiscal calendar between the companies?

Yes. The two organizations currently operate on different fiscal calendars, and aligning to a single calendar will be an important part of integration post-close. This type of change involves coordination across several areas, including financial reporting, budgeting, and planning cycles. Because of these interdependencies, the transition will be approached thoughtfully and intentionally to minimize disruption to our business operations and teams. The fiscal calendar change is focused on updating our external and internal financial reporting. Decisions related to programs that may also run on a fiscal year basis, such as compensation, payroll, dealer incentives, etc., will be determined separately. Currently, Steelcase operates on a fiscal calendar that typically runs March through February. HNI runs on a fiscal calendar that typically runs January through December. At close, Steelcase will shift to align with HNI's fiscal year.

Have a question? We're listening.

Scan the dedicated QR code to submit a question. Leadership teams will review questions from their respective members and employees.

HNI Members

Steelcase Employees

Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities. Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC. These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results. All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. No Offer or Solicitation This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Information and Where to Find It In connection with the Transaction, HNI has filed with the SEC a Registration Statement on Form S-4 (SEC File No. 333-290205) to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement includes a preliminary joint proxy statement of HNI and Steelcase that also constitutes a preliminary prospectus of HNI. The registration statement has not been declared effective by the SEC. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication). Participants in the Solicitation HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. The preliminary joint proxy statement/prospectus filed with the SEC as part of the Registration Statement on Form S-4 in connection with the Transaction includes information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8-K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”